UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.     )*
VIMPELCOM LTD.
(Name of Issuer)
Common Shares, par value US$0.001 per share
American Depositary Shares, each representing one Common Share

(Title of Class of Securities)
92719A 10 6**

(CUSIP Number)
**CUSIP number of American Depositary Shares listed on the New York Stock Exchange. The Common
Shares are not publicly traded.
Bjørn Hogstad
Telenor ASA
Snarøyveien 30
N-1331 Fornebu, Norway
47-97-77-8806

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 21, 2010

(Date of Event which Requires Filing
of this Statement)
Copy to:
Peter O’Driscoll
Orrick, Herrington & Sutcliffe LLP
107 Cheapside
London EC2V 6DN
England
44-20-7862-4600

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor Mobile Communications AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 170,487,260

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 170,487,260

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 170,487,260

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 13.1% of the outstanding Common Shares (11.9% of the outstanding voting capital)

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 92719A 10 6 (ADSs)

	1.	Name of Reporting Person: Telenor East Invest AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

	2.	Check the Appropriate Box if a Member of a Group (See Instructions):
		(a)	☐
		(b)	☑

	3.	SEC Use Only:

	4.	Source of Funds (See Instructions): WC

	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

	6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
			7.	Sole Voting Power: 345,091,580(1)

			8.	Shared Voting Power: -0-

			9.	Sole Dispositive Power: 345,091,580(1)

			10.	Shared Dispositive Power: -0-

	11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 345,091,580(1)

	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

	13.	Percent of Class Represented by Amount in Row (11): 26.5% of the outstanding Common Shares (24.1% of the outstanding voting capital)

	14.	Type of Reporting Person (See Instructions): CO

(1)	345,091,580 of such shares are represented by 345,091,580 common American Depositary Receipts.

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor Mobile Holding AS		I.R.S. Identification Nos. of above persons (entities only): 000-00-0000

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 515,578,840(2)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 515,578,840(2)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 515,578,840(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.6% of the outstanding Common Shares (36.0% of the outstanding voting capital)

14.	Type of Reporting Person (See Instructions): CO

(2)	345,091,580 of such shares are represented by 345,091,580 common American Depositary Receipts. The Reporting Person disclaims beneficial ownership of all such securities.

CUSIP No. 92719A 10 6 (ADSs)

1.	Name of Reporting Person: Telenor ASA		I.R.S. Identification Nos. of above persons (entities only): 98-0387714

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐ N/A

6.	Citizenship or Place of Organization: Norway

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 515,578,840(3)

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 515,578,840(3)

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 515,578,840(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 39.6% of the outstanding Common Shares (36.0% of the outstanding voting capital)

14.	Type of Reporting Person (See Instructions): CO, HC

(3)   345,091,580 of such shares are represented by 345,091,580 common American Depositary Receipts.

SCHEDULE 13D
Item 1. Security and Issuer
     This initial statement on Schedule 13D (this “Statement”) relates to the common shares, par value US$0.001 per share (the “Common Shares”), including those represented by common American Depositary Receipts, each representing one Common Share (the “ADRs”), of VimpelCom Ltd., a company organized under the laws of Bermuda. The principal business address of VimpelCom Ltd. is Strawinskylaan 3051, 1077 ZX, Amsterdam, the Netherlands, and its business telephone number is +31 20 301 2240.
Item 2. Identity and Background
     This Statement is being filed jointly by Telenor Mobile Communications AS (referred to herein as “Telenor Mobile”), Telenor East Invest AS (referred to herein as “Telenor East”), Telenor Mobile Holding AS (referred to herein as “Telenor Mobile Holding”) and Telenor ASA (collectively, the “Reporting Persons”), with respect to the acquisition by Telenor Mobile of 170,487,260 Common Shares and the acquisition by Telenor East of 345,091,580 ADRs. The agreement between the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 99.1 hereto.
     TELENOR MOBILE COMMUNICATIONS AS
(a)	Telenor Mobile Communications AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N – 1331 Fornebu Norway

(c)	Telenor Mobile is engaged principally in the business of investing in the field of telecommunications and entering into agreements relating to telecommunications.

(d)	During the last five years, Telenor Mobile has not been convicted in a criminal proceedings.

(e)	During the last five years, Telenor Mobile was not a party to a civil proceedings of a judicial or administrative body as a result of which Telenor Mobile was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE COMMUNICATIONS AS
     (a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor Mobile. The business address of each of such persons is Telenor Mobile Communications AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.
     DIRECTORS OF TELENOR MOBILE COMMUNICATIONS AS

Name and Residential Address	Citizenship	Present Principal Occupation

Pål Wien Espen (Oslo, Norway)	Norway	Chairman of the Board of Telenor Mobile; and General Counsel of Telenor ASA

Knut Giske (Bærum, Norway)	Norway	Senior Vice President and Group Controller of Telenor ASA

Martha Takvam (Asker, Norway)	Norway	Managing Director of Telenor Eiendom Holding AS
     EXECUTIVE OFFICERS OF TELENOR MOBILE COMMUNICATIONS AS

Name and Residential Address	Citizenship	Present Principal Occupation

Ragnar Korsaeth (Oslo, Norway)	Norway	Executive Vice President of Telenor ASA and Head of Global Coordination; and Chief Operating Officer of Telenor Mobile
     (d) During the last five years, none of the above executive officers and directors of Telenor Mobile has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor Mobile was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR EAST INVEST AS
(a)	Telenor East Invest AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway
     (c)      Telenor East is engaged principally in the business of investing in the telecommunications industry outside of Norway.
     (d)      During the last five years, Telenor East has not been convicted in a criminal proceeding.
     (e)      During the last five years, Telenor East was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East Invest AS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR EAST INVEST AS
     (a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor East. The business address of each of such persons is Telenor East Invest AS, c/o Telenor ASA, Snarøyveien 30, N-1331 Fornebu, Norway.

     DIRECTORS OF TELENOR EAST INVEST AS

Name and Residential Address	Citizenship	Present Principal Occupation

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA; Head of Telenor in Eastern & Central Europe; and Member of the Board of VimpelCom Ltd.

Gunn Margrethe Ringøen (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA and Chief Executive Officer of Telenor East

Bjørn Hogstad (Oslo, Norway)	Norway	Attorney, Group Legal, Telenor ASA

     EXECUTIVE OFFICERS OF TELENOR EAST INVEST AS

Name and Residential Address	Citizenship	Present Principal Occupation

Gunn Margrethe Ringøen (Oslo, Norway)	Norway	Senior Business Manager of Telenor ASA

     (d)      During the last five years, none of the above executive officers and directors of Telenor East has been convicted in a criminal proceeding.
     (e)      During the last five years, none of the above executive officers and directors of Telenor East was a party to a civil proceeding of a judicial or administrative body as a result of which Telenor East was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR MOBILE HOLDING AS
(a)	Telenor Mobile Holding AS, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway

     (c)      Telenor Mobile Holding is engaged principally in the development of and investment in the field of telecommunications through direct and indirect ownership of companies and entering into agreements relating to telecommunications.
     (d)      During the last five years, Telenor Mobile Holding has not been convicted in a criminal proceeding.
     (e)      During the last five years, Telenor Mobile Holding was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor Mobile Holding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR MOBILE HOLDING AS
     (f)      (a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor Mobile Holding. The business address of the directors and executive officers is Telenor Mobile Holding, c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.
     DIRECTORS OF TELENOR MOBILE HOLDING AS

Name and Residential Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA; Chairman of the Board of Telenor Mobile Holding; and Member of the Board of VimpelCom Ltd.

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA; Head of Telenor in Eastern & Central Europe; and Member of the Board of VimpelCom Ltd.

Berit Svendsen (Oslo, Norway)	Norway	Chief Executive Officer of Conax AS

Name and Residential Address	Citizenship	Present Principal Occupation

Morten Fallstein (Oslo, Norway)	Norway	Employee Representative

Roger Rønning (Oslo, Norway)	Norway	Employee Representative

Helge Enger (Oslo, Norway)	Norway	Employee Representative

EXECUTIVE OFFICERS OF TELENOR MOBILE HOLDING AS

Name and Residential Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA; Chairman of the Board of Telenor Mobile Holding; and Member of the Board of VimpelCom Ltd.
     (d) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor Mobile Holding has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     TELENOR ASA
(a)	Telenor ASA, a corporation formed under the laws of Norway.

(b)	Snarøyveien 30 N — 1331 Fornebu Norway

     (c) Telenor ASA is engaged principally in the business of production and supply of services in the fields of telecommunications, data services and media distribution.
     (d) During the last five years, Telenor ASA has not been convicted in a criminal proceeding.
     (e) During the last five years, Telenor ASA was not a party to a civil proceeding of a judicial or administrative body as a result of which Telenor ASA was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     EXECUTIVE OFFICERS AND DIRECTORS OF TELENOR ASA
     (a), (b), (c) and (f) The following information sets forth the name, citizenship, residential address and present principal occupation of each of the directors and executive officers of Telenor ASA. The business address of each of such persons is c/o Telenor ASA, Snarøyveien 30, N — 1331 Fornebu, Norway.
     DIRECTORS OF TELENOR ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Harald Johan Norvik (Nesoddangen, Norway)	Norway	Strategic Advisor at Econ Pöyry; Chairman of the Boards of H.Aschehoug & Co and Midelfart Sonesson AB; Member of the Boards of ConocoPhillips, Petroleum Geo-Services ASA and OCAS AS; and Chairman of the Board of Telenor ASA

John Giverholt (Asker, Norway)	Norway	Chief Financial Officer of Ferd AS

Barbara Rose Milian Thoralfsson (Stabekk, Norway)	USA	Director at Fleming Invest AS; Member of the Boards of Electrolux AB, Svenska Cellulosa Aktiebolaget SCA AB, Storebrand ASA, Fleming Invest AS, Stokke AS, Tandberg ASA and Norfolier AS

Kjersti Kleven (Ulsteinvik, Norway)	Norway	Joint-owner of John Kleven AS and Chairman of the Board of Kleven Maritime AS; Member of the Board of Directors of Ekornes ASA and Jebsens Rederi AS

Olav Volldal (Kongsberg, Norway)	Norway	Chief Executive Officer of Kongsberg Automotiv Holding ASA; and Member of the Boards of Elopak AS, Ulefos NV AS, Cappelen Holding and NCE Kongsberg

Name and Residential Address	Citizenship	Present Principal Occupation

Sanjiv Ahuja (London, United Kingdom)	USA	Chairman of Augere Holdings (Netherlands) BV

Liselott Kilaas (Oslo, Norway)	Norway	Managing Director of Aleris ASA; and Member of the Boards of the Central Bank of Norway, IM Skaugen AS and Adresseavisen

Dr. Burckhard Bergmann (Essen, Germany)	Germany	Member of the Boards of Allianz Lebensversicherungs AG, MAN Ferrostaal AG, Gazprom, NordStream, E.ON Energie AG, Accumulatorenwerke Hoppecke and Jaeger Beteiligungsgesellschaft mbH & Co KG

Bjørn Andre Anderssen (Gol, Norway)	Norway	Employee Representative

Harald Stavn (Kongsberg, Norway)	Norway	Employee Representative

Brit Østby Fredriksen (Drøbak, Norway)	Norway	Employee Representative

      EXECUTIVE OFFICERS OF TELENOR ASA

Name and Residential Address	Citizenship	Present Principal Occupation

Jon Fredrik Baksaas (Sandvika, Norway)	Norway	President and Chief Executive Officer of Telenor ASA; Chairman of the Board of Telenor Mobile Holding; and Member of the Board of VimpelCom Ltd.

Richard Olav Aa (Ruglandveien, Norway)	Norway	Executive Vice President and Chief Financial Officer of Telenor ASA

Sigve Brekke (Bangkok, Thailand)	Norway	Executive Vice President of Telenor ASA and Head of Telenor in Asia

Jan Edvard Thygesen (Nesbru, Norway)	Norway	Executive Vice President of Telenor ASA; Head of Telenor in Eastern & Central Europe; and Member of the Board of VimpelCom Ltd.

Morten Karlsen Sørby (Hammaro, Sweden)	Norway	Executive Vice President of Telenor ASA and Head of Group Business Development and Research

Kristin Skogen Lund (Oslo, Norway)	Norway	Executive Vice President and Head of Telenor Nordic Operations

Bjørn Magnus Kopperud (Drammen, Norway)	Norway	Executive Vice President and Head of Group Human Resources of Telenor ASA

Hilde Tonne (Oslo, Norway)	Norway	Executive Vice President and Head of Communications and Corporate Responsibility of Telenor ASA

     (d) During the last five years, none of the above executive officers and directors of Telenor ASA has been convicted in a criminal proceeding.
     (e) During the last five years, none of the above executive officers and directors of Telenor ASA has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The Reporting Persons used their working capital to fund their obligations under the Offers (as defined below).
Item 4. Purpose of the Transaction
(a)-(e)
Share Exchange Transactions
     On October 5, 2009, Telenor Mobile, Telenor East, Telenor ASA, and certain of their affiliates (collectively, the “Telenor Parties”) and Altimo Holdings & Investments Ltd. (“Altimo”), Eco Telecom Limited (“Eco Telecom”) and certain of their affiliates (collectively, the “Alfa Parties”) announced that they had entered into a series of agreements (the “Transaction Agreements”) with respect to their ownership interests in Open Joint Stock Company “Vimpel-Communications” (“OJSC VimpelCom”) and Closed Joint Stock Company “Kyivstar G.S.M.” (“Kyivstar”).
     On February 9, 2010, VimpelCom Ltd., which was then jointly owned by Telenor East and Altimo, commenced an exchange offer to acquire all of the outstanding shares of OJSC VimpelCom, including those represented by American Depositary Shares (“OJSC VimpelCom ADSs”). The exchange offer comprised an offer made pursuant to a prospectus sent to all shareholders of OJSC VimpelCom who were U.S. holders and to all holders of OJSC VimpelCom ADSs, wherever located (the “U.S. Offer”), and an offer made pursuant to a separate Russian offer document to all holders of OJSC VimpelCom shares, wherever located (the “Russian Offer,” and together with the U.S. Offer, the “Offers”). The U.S. Offer expired at 5:00 p.m. New York City time on April 15, 2010, and the Russian Offer expired at 11:59 p.m. Moscow time on April 20, 2010. The U.S. Offer was made pursuant to a registration statement on Form F-4, which includes a prospectus and related U.S. Offer acceptance materials (as amended, the “Registration Statement”), and a Schedule TO, each of which were filed with the Commission.
     In the Offers, VimpelCom Ltd. offered:
•	to all holders of OJSC VimpelCom ADSs: one VimpelCom Ltd. ADR, or a nominal cash amount, in exchange for each OJSC VimpelCom ADS;

•	to all holders of OJSC VimpelCom common shares: twenty VimpelCom Ltd. ADRs, or a nominal cash amount, in exchange for each OJSC VimpelCom common share; and

•	to all holders of OJSC VimpelCom preferred shares: twenty VimpelCom Ltd. preferred American Depositary Shares, each representing one VimpelCom Ltd. preferred share (the “Preferred ADRs”), or a nominal cash amount, in exchange for each OJSC VimpelCom preferred share.
     On April 21, 2010, Telenor East completed the exchange of all its OJSC VimpelCom shares, including those represented by OJSC VimpelCom ADSs (consisting of 17,254,579 OJSC VimpelCom common shares), in exchange for 345,091,580 VimpelCom Ltd. ADRs. Also on April 21, 2010, immediately upon completion of the Offers and pursuant to the terms of the Share Exchange Agreement, the Telenor Parties contributed to VimpelCom Holdings B.V. (“VimpelCom Holdings”) all of their shares in Kyivstar in exchange for 8,524,363 VimpelCom Holdings common shares. The Telenor Parties then transferred 8,524,363 VimpelCom Holdings common shares to VimpelCom Ltd. in exchange for the issuance of 170,487,260 Common Shares to Telenor Mobile.
     The descriptions of the Transaction Agreements below are qualified in their entirety by reference to the conformed text of these agreements incorporated by reference in Exhibits 99.2, 99.3 and 99.4 hereto.
Share Exchange Agreement
     Pursuant to the Share Exchange Agreement, dated as of October 4, 2009, the Telenor Parties and the Alfa Parties (together, the “Parties”) agreed to restructure their ownership interests in Kyivstar and OJSC VimpelCom by contributing such interests to VimpelCom Ltd. and to cause VimpelCom Ltd. to make an offer to all OJSC VimpelCom shareholders to acquire 100% of OJSC VimpelCom’s common stock, 100% of OJSC VimpelCom’s preferred stock and 100% of OJSC VimpelCom’s ADSs through:
(i) a voluntary tender offer in Russia in which:
•	each holder of OJSC VimpelCom common stock is offered 0.01 Russian rubles, or twenty VimpelCom Ltd. ADRs, in exchange for each share of OJSC VimpelCom common stock; and

•	each holder of OJSC VimpelCom preferred stock is offered 0.01 Russian rubles, or twenty VimpelCom Ltd. Preferred ADRs, in exchange for each OJSC VimpelCom preferred share;
provided, that VimpelCom Ltd. would not accept tenders pursuant to the voluntary tender offer in Russia from any holder of OJSC VimpelCom shares who was not a Russian qualified investor, as such term is defined under Russian law; and
(ii) a registered exchange offer in the United States in which:
•	each holder of OJSC VimpelCom ADSs is offered 0.0005 Russian rubles, or one VimpelCom Ltd. ADR, in exchange for each OJSC VimpelCom ADS;

•	each holder of OJSC VimpelCom common stock is offered 0.01 Russian rubles, or twenty VimpelCom Ltd. ADRs, in exchange for each share of OJSC VimpelCom common stock; and

•	each holder of OJSC VimpelCom preferred stock is offered 0.01 Russian rubles, or twenty VimpelCom Ltd. Preferred ADRs, in exchange for each OJSC VimpelCom preferred share.
     Pursuant to the Share Exchange Agreement, immediately following the completion of the Offers, the Parties agreed to, directly or indirectly, transfer their respective ownership interests in Kyivstar to VimpelCom Holdings in exchange for shares in VimpelCom Holdings, and then transfer these shares in VimpelCom Holdings to VimpelCom Ltd. in exchange for additional shares in VimpelCom Ltd. (the “Kyivstar Share Exchange”).
     On April 21, 2010, VimpelCom Ltd. completed the Offers and the Kyivstar Share Exchange (the “Closing Date”). Promptly following completion of the Offers and the Kyivstar Share Exchange, the Parties agreed to cause (a) OJSC VimpelCom to delist the OJSC VimpelCom ADSs from the New York Stock Exchange (the “NYSE”) and the OJSC VimpelCom common stock from the Russian Trading System, and (b) VimpelCom Ltd. to commence the procedures for the compulsory purchase of any remaining OJSC VimpelCom securities for cash consideration pursuant to Russian law (the “squeeze-out”). Following completion of these compulsory purchases, the Parties will cause all but one share of OJSC VimpelCom’s common stock acquired by VimpelCom Ltd. to be transferred to VimpelCom Holdings.
     The Parties agreed to cause VimpelCom Ltd. to pay all transaction-related costs, fees and expenses incurred in respect of the foregoing transactions. The Parties also agreed to cause VimpelCom Ltd. to use its best efforts to obtain adequate financing to pay all costs, fees and expenses for completion of the squeeze-out, including paying any cash consideration to OJSC VimpelCom’s shareholders. If VimpelCom Ltd. is unable to procure or raise adequate financing to pay such costs, fees or expenses, the Parties agreed to lend the necessary funds to VimpelCom Ltd. on commercially reasonable terms.
Indemnification
     The Alfa Parties, on the one hand, and the Telenor Parties, on the other hand, each agreed to indemnify and hold the Telenor Parties and the Alfa Parties, respectively, harmless from and against all losses incurred or sustained which result from (a) any breach of any representation and warranty given or made by the indemnifying party (excluding representations and warranties made regarding Storm LLC), or (b) the noncompliance with or nonperformance of any obligation or covenant under the Share Exchange Agreement (excluding obligations in respect of Storm LLC).
     A party will have no obligation to make any payment in respect of a claim arising by reason of a contingent liability until such liability ceases to be contingent and becomes actual, and will have no liability in respect of any claim:
•	arising as a direct result of an increase in rates of any tax implemented on or after the Closing Date or the passing of any legislation after the Closing Date with retroactive effect; or

•	for punitive damages, except to the extent such punitive damages are payable to a third person, or to the extent an affiliate had failed to mitigate the loss.
     In addition, for a five year period following the Closing Date, Altimo agreed to indemnify and hold each of VimpelCom Ltd., VimpelCom Holdings, Storm and Kyivstar (collectively, the “Storm Indemnified Parties”) harmless from and against all losses actually incurred or sustained (a) which arise out of or result from VimpelCom Holdings’ acquisition of the ownership interests in Storm and VimpelCom Holdings’ ownership interests in Kyivstar through Storm and (b) which would not have arisen out of or resulted from VimpelCom Holdings’ direct acquisition of the Alfa Parties’ ownership interests in Kyivstar. Indemnifiable losses include losses which arise out of any breach of representations and warranties made regarding Storm or the noncompliance with or nonperformance of any obligations of the Alfa Parties in respect of Storm or any related tax issues.
     During the five year period immediately following completion of the Kyivstar Share Exchange, Altimo may present a proposal to VimpelCom Ltd.’s board of directors for restructuring VimpelCom Holdings’ ownership of Kyivstar through Storm and the ownership interests in Storm through a merger, liquidation or other corporate restructuring that will mitigate any taxes that are or may become due or payable and that may result in an indemnification claim against Altimo. Any such restructuring proposal must be accompanied by written tax advice describing the tax and accounting implications of undertaking the restructuring proposal and concluding that such proposal will reduce or eliminate the taxes that could result in the indemnification claim, as well as a legal opinion describing the corporate and other legal implications of undertaking the transactions described in the proposal and confirming that such transactions will not violate applicable law.
     Through a power of attorney that will entitle Telenor Mobile to enforce the rights of each Storm Indemnified Party without the need for any further corporate action, Telenor Mobile will be entitled to cause VimpelCom Ltd. to exercise each Storm Indemnified Party’s indemnification rights and either accept or reject a restructuring proposal or respond with a revised restructuring proposal. If Telenor Mobile causes VimpelCom Ltd. to reject a restructuring proposal, then Altimo will have no subsequent liability in respect of any taxes that are or will become due and payable because such restructuring proposal is not implemented. If Telenor Mobile causes VimpelCom Ltd. to accept the restructuring proposal, Altimo will be liable for the aggregate amount of all losses actually incurred or sustained by any Storm Indemnified Party arising out of the indemnification claims and the implementation of the restructuring proposal.
     The Share Exchange Agreement provides that the respective indemnification liability of the Alfa Parties and the Telenor Parties in respect of claims arising on or after the completion of the Offers and the Kyivstar Share Exchange will not exceed US$3.0 billion in the aggregate, other than Altimo’s liability to the Storm Indemnified Parties, which will not exceed an additional US$1.0 billion.

Shareholders Agreement
     The Shareholders Agreement, dated as of October 4, 2009, between the Alfa Parties (together with any future affiliate that becomes a party to the Shareholders Agreement, the “Alfa Shareholders”), the Telenor Parties (together with any future affiliate that becomes a party to the Shareholders Agreement, the “Telenor Shareholders”) and VimpelCom Ltd. establishes the rights and obligations of the parties to the Shareholders Agreement with respect to the ownership of VimpelCom Ltd. securities.
Transfers
     Subject to the exceptions described below, a VimpelCom Ltd. shareholder who is or becomes a party to the Shareholders Agreement, including the Alfa Shareholders and the Telenor Shareholders (each, a “Shareholder”), may not transfer any of its VimpelCom Ltd. shares during the five year period following the Closing Date.
Standstill
     During the five year period following the Closing Date, if, following a transfer of VimpelCom Ltd. shares by any Alfa Shareholder or any Telenor Shareholder such that their respective ownership in VimpelCom Ltd. would decrease to less than the percentage of VimpelCom Ltd.’s outstanding shares owned by them immediately after the Closing Date, then, on one occasion only during that period, the Alfa Shareholders and the Telenor Shareholders (as applicable) may acquire such number of shares as would result in their respective ownership of VimpelCom Ltd. shares being equal to or less than the percentage of VimpelCom Ltd.’s outstanding shares owned immediately after the Closing Date. Each Shareholder also agreed not to exceed a 45% ownership interest in VimpelCom Ltd. under any circumstances during such five year period.
     If VimpelCom Ltd. approves an issuance of common shares to a Shareholder (the “Equity-receiving Party”) as consideration for a related M&A transaction, the other unaffiliated Shareholders (the “Equity-purchasing Party”) will have the right to purchase from the Equity-receiving Party such number of common shares as will bring the ratio of shares owned by the Equity-receiving Party to shares owned by the Equity-purchasing Party to the same ratio that existed immediately prior to the completion of the related M&A transaction. Any common shares issued in connection with a related M&A transaction must be structured so that the percentage ownership of VimpelCom Ltd. shares of the Equity-receiving Party or the Equity-purchasing Party remains at 45% or below. The purchase price per such share must be equal to the price per common share at which the common shares are issued to the Equity-receiving Party in the related M&A transaction. Any consideration received by the Equity-receiving Party or Equity-purchasing Party must be paid partly in-kind and partly in cash to the extent necessary to keep the Equity-receiving Party or Equity-purchasing Party’s percentage ownership interest, as applicable, below or equal to 45%. The purchase of such common shares and payment must be completed simultaneously with the completion of the related M&A transaction.
     Upon completion of each related M&A transaction, the respective percentage of VimpelCom Ltd. shares owned by the Alfa Shareholders and the Telenor Shareholders immediately after the Closing Date will be adjusted to the percentage ownership of shares resulting from such related M&A transaction.
     If at any time either the Alfa Shareholders or the Telenor Shareholders beneficially own less than 25% of VimpelCom Ltd.’s outstanding voting shares, then such Shareholder must not, until the first anniversary of the date on which it has ceased to beneficially own at least 25%, take any action to acquire any VimpelCom Ltd. shares, subject to certain exceptions, and the standstill restrictions will no longer apply to the Shareholder owning greater than 25%.
     In addition, the Shareholders Agreement provides that the Shareholders may, subject to certain transfer restrictions, reduce their respective ownership of the VimpelCom Ltd. shares.
Right of First Offer
     Any Shareholder may transfer its shares to any person from whom such Shareholder receives a bona fide offer, subject to the terms and conditions of the Shareholders Agreement. The selling shareholder (the “Selling Party”) must first give a notice to the other Shareholders, setting out the number and class of shares that it wishes to transfer. The other Shareholders will then each have the right, exercisable within 30 days of receiving notice, to make an offer to purchase all of the shares offered by the Selling Party.
     If the Selling Party receives any offers from the other Shareholders, the Selling Party must, within ten days after receipt of such offers, determine whether to accept or reject any such offers. If the Selling Party accepts a Shareholder’s offer, the share purchase must be made in accordance with the terms of such offer. If the Selling

Party rejects all such offers, then the Selling Party may transfer all of the shares offered by the Selling Party to any third-party purchaser at a price that is at least 2% higher than the maximum price stated in any Shareholder’s offer. If the other Shareholders elect not to exercise their respective rights of first offer, the Selling Party may transfer all of the shares offered by the Selling Party to any third-party purchaser, provided such sale is completed within 120 days.
Tag Along Rights
     If the Selling Party receives a bona fide offer to transfer its shares that the Selling Party wishes to accept (an “Offer”), the Selling Party must disclose to the other Shareholders information concerning the identity of the offeror, the purchase price per share in cash and the terms and conditions of the proposed Offer, and the other Shareholders each will have the right to transfer all or part of their shares to the offeror pro-rata with the Selling Party. Any other Shareholder wishing to exercise its right to participate in the proposed transfer must provide the Selling Party with a notice, indicating the number of shares to be included in the proposed transfer and price per share that such Shareholder is willing to accept for its shares.
     If the Selling Party wishes to accept the Offer, the Selling Party must require the offeror to offer to purchase such number of shares as all other Shareholders wish to transfer. If the offeror is unwilling or unable to acquire all such shares upon the terms presented, the Selling Party may either cancel the proposed transfer or allocate the maximum number of shares that the offeror is willing to purchase pro-rata between the Selling Party and all other Shareholders wishing to participate in the proposed transfer. The Selling Party must cause the offeror to issue a notice to the other Shareholders, indicating the total number of shares that the offeror is willing to purchase and the terms and conditions of the proposed transfer. The other Shareholders will then have ten days to either accept the Offer, in which case the proposed transfer must be completed within 120 days following such acceptance, or reject the Offer, in which case the Selling Party may transfer to the offeror all of its shares identified in the notice to the other Shareholders for a purchase price payable in cash.
Exceptions
     The transfer restrictions, right of first offer and the tag along rights do not apply to any transfer in respect of:
•	the transfer by a Shareholder to (a) any affiliate in which such Shareholder owns or controls more than 66% of the voting securities or (b) any other person who owns or controls more than 66% of the voting securities of such Shareholder;

•	any non-directed sale effected through a secondary offering or other transaction on the NYSE or another stock exchange; or

•	block trades of shares to any person who is not a Strategic Buyer (as defined below) within a consecutive 12-month period in an aggregate amount equal to or less than 12% of all outstanding shares of VimpelCom Ltd..
     A “Strategic Buyer” means (a) any person with annual revenues exceeding US$1.0 billion that are derived from being a licensed or registered provider of telecommunication services, (b) any controlling affiliate or controlled affiliate of any such person, or (c) any other person who beneficially owns at least 25% of the outstanding equity or voting interests in such person.
     In addition, the Alfa Shareholders may, subject to the satisfaction of certain conditions, transfer up to 28.751% of the aggregate number of their shares in VimpelCom Ltd. to Altimo’s minority shareholders without application of the transfer restrictions provided in the Shareholders Agreement.
Governance of VimpelCom Ltd.
     VimpelCom Ltd. is governed by a supervisory board a management board. The management board consists of the CEO and other senior executives. The CEO has exclusive authority, among other things, to identify, negotiate and propose to the supervisory board M&A transactions and identify and recommend to the supervisory board for the supervisory board’s ratification, VimpelCom Ltd.’s senior executives.
     The supervisory board consists of nine members, three of whom are nominated by the Alfa Shareholders, three of whom are nominated by the Telenor Shareholders, and three of whom are independent and unaffiliated with either the Alfa Parties or the Telenor Parties. Directors are nominated to the supervisory board as follows: at least six months prior to each annual general meeting of shareholders, the Alfa Shareholders and the Telenor Shareholders each will nominate three directors to become their nominees on the supervisory board. If so proposed by the Alfa Shareholders and the Telenor Shareholders, the supervisory board’s nominating committee may recommend that any of the three then-serving unaffiliated directors serve another term as a director. If the nominating committee has not received such a proposal from at least two directors nominated by the Alfa Shareholders and at least two directors nominated by the Telenor Shareholders, the nominating committee will select an internationally recognized executive search firm to identify and propose ten candidates who meet the applicable requirements for unaffiliated directors to become the three unaffiliated director candidates. Upon receiving the proposal, the nominating committee will hold a committee meeting at which at least one director nominated by the Alfa Shareholders and one director nominated by the Telenor Shareholders will be present. At such meeting, a director nominated by the Telenor Shareholders will eliminate a candidate from the proposed list, followed by a director nominated by the Alfa Shareholders eliminating a candidate from the list, and the process will continue until only four candidates remain (the director selecting first will rotate annually). The nominating committee will then select three candidates from the remaining list of four candidates to become the three unaffiliated director nominees. The committee will submit the nine candidates (three nominated by the Alfa Shareholders, three nominated by the Telenor Shareholders, and three unaffiliated) to the supervisory board, which will then submit the nominees to VimpelCom Ltd.’s shareholders for election to the supervisory board.
     The presence at any supervisory board meeting of at least six directors is necessary to constitute a quorum. The affirmative vote of any five directors is necessary to approve any matter submitted to the supervisory board, except for the issuance of new shares in an aggregate amount exceeding 10% of VimpelCom Ltd.’s then-currently outstanding shares, any related party agreement, the approval of the headquarters budget, the appointment and removal of the CEO of VimpelCom Ltd., any amendment to the charter of any committee of the supervisory board, and the approval of certain M&A transactions and any related M&A transaction, each of which will require the approval of at least six directors. The approval of M&A transactions in certain situations also requires the affirmative approval of VimpelCom Ltd.’s shareholders. In addition, the supervisory board has established and will maintain a nominating and corporate governance committee, an audit committee, a compensation committee and a financial committee.
     If the CEO resigns or is terminated, a new CEO will be selected as follows: a search consultant will identify and present to the compensation committee a proposal for a maximum of five candidates who meet certain requirements. If no candidate receives at least six affirmative votes after three votes of the supervisory board and consultations between the Shareholders, and the then current CEO is still acting as the CEO, the supervisory board will offer the then current CEO the opportunity to serve for one more year.
     If there is no then current CEO, the then current CEO will not agree to serve for a further one year period or the CEO has already served for a further one year period, the Telenor Shareholders and the Alfa Shareholders must cause the directors nominated by them to vote to convene a special general meeting of VimpelCom Ltd. shareholders as soon as practicable to select one of the three then current unaffiliated directors to serve as a member of the compensation committee. At such a special general meeting, the unaffiliated director receiving the highest number of affirmative votes held by shareholders other than the Alfa Shareholders or the Telenor Shareholders will be selected as the designated member of the compensation committee. Following such selection, the compensation committee will meet to consider CEO candidates. The candidate receiving at least two affirmative votes of members of the compensation committee will be appointed as the CEO.
     After the Closing Date, the boards of directors of Kyivstar, OJSC VimpelCom and VimpelCom Holdings each will consist of five members, one of whom will be nominated by Altimo, one of whom will be nominated by Telenor, and three of whom will be proposed by the CEO and approved by the supervisory board. In addition, after the Closing Date, Kyivstar and OJSC VimpelCom will amend their respective charters to remove redundant provisions requiring supermajority voting by members of their respective boards of directors for certain major decisions and simplify the governance procedures.

Pre-emptive Rights
     The Shareholders Agreement grants pre-emptive rights to each Shareholder with respect to the newly issued VimpelCom Ltd. shares. If VimpelCom Ltd. proposes to issue new securities, it must give each Shareholder written notice, stating the price per security, the identity of the purchaser(s) and the principal terms of the issuance, and each Shareholder will then have ten business days to elect to purchase up to its pro-rata number of securities for the price and upon the terms specified in the notice.
Debt Acquisitions
     Each Shareholder and its respective affiliates are permitted to acquire debt obligations of VimpelCom Ltd. or any of its affiliates so long as such Shareholder provides a written notice to VimpelCom Ltd. within ten days of entering into such acquisition transaction offering to sell the relevant debt obligation to VimpelCom Ltd. at its fair market value. If a Shareholder or any of its affiliates owns an interest in a debt obligation of VimpelCom Ltd. or any of its affiliates, prior to initiating or participating in any enforcement action or bankruptcy proceeding with respect to such debt obligation, such Shareholder must provide 90 days’ prior written notice to VimpelCom Ltd. or take all actions necessary to ensure that any such action is terminated or withdrawn.
Other Arrangements
     VimpelCom Ltd. agreed to pay all transaction-related costs, fees and expenses incurred in respect of the Offers and the squeeze-out and use its best efforts to raise sufficient funds. If VimpelCom Ltd. is unable to raise sufficient funds, the Alfa Parties and the Telenor Parties agreed to lend the necessary funds to VimpelCom Ltd. in equal proportions on commercially reasonable terms.
Termination
     Subject to certain exceptions, the Shareholders Agreement will be terminated at the earlier of the date on which Altimo and Telenor each agree in writing and six months after the date on which either the Alfa Shareholders or the Telenor Shareholders collectively own greater than 50% or less than 25% of VimpelCom Ltd.’s outstanding shares.
Registration Rights Agreement
     Pursuant to the Registration Rights Agreement, dated as of October 4, 2009, between and among VimpelCom Ltd., certain Alfa Parties and certain Telenor Parties, VimpelCom Ltd. agreed to use its best efforts to effect a registration under the Securities Act of 1933, as amended, of VimpelCom Ltd.’s securities held by the parties to the Registration Rights Agreement in order to facilitate the sale and distribution of such securities in an underwritten offering. In addition, VimpelCom Ltd. agreed to file a registration statement and all necessary amendments and supplements covering any such securities; to ensure that such securities are qualified for offer and sale under applicable law; to furnish copies of any registration statement, prospectus or any amendments or supplements thereto to legal counsel for each Shareholder participating in such offering and the underwriters at least five days before filing; and to use its best efforts to maintain the listing of its ADRs on the NYSE.
     VimpelCom Ltd. will not, however, be obligated to effect a registration (a) within six months after the effective date of a prior registration statement; (b) for a period of not more than 90 days past the date upon which the supervisory board determines in its good faith judgment that the filing of a registration statement would be seriously detrimental to the completion of a merger or consolidation in which VimpelCom Ltd. is a participant; or (c) if VimpelCom Ltd. has effected the registration and permitted the sale of securities pursuant to the Registration Rights Agreement on at least six prior occasions.
     Each Shareholder’s ability to dispose of securities upon the effectiveness of a registration statement is limited, and Shareholders are required to notify VimpelCom Ltd. of any changes in any plans of distribution following effectiveness of a registration statement. In addition, each Shareholder selling securities pursuant to a registration statement must meet certain requirements, such as being named as a selling security holder in the prospectus, delivering a prospectus to purchasers, accepting civil liability provisions under the Securities Act in connection with any sales of registered securities; and consenting to be bound by the applicable provisions of the Registration Rights Agreement. Each Shareholder also agreed to furnish to VimpelCom Ltd. information about itself, the securities held by it and its proposed plan of distribution.

     Swap Transaction
     On June 2, 2006, Telenor ASA entered into a master confirmation (as amended from time to time, the “Swap Agreement”) with ING Bank N.V., London Branch (“ING”) providing for a total return equity swap (the “Swap Transaction”) in respect of a specified number of OJSC VimpelCom ADSs, which are the reference securities for the Swap Transaction (the “Reference Securities”) in order to partially hedge itself against increases in the price of OJSC VimpelCom ADSs. On March 30, 2007, Telenor ASA transferred all of its rights and obligations under the Swap Agreement to Telenor East and provided ING a guarantee agreement with respect to Telenor East’s payment and performance obligations under the Swap Agreement (the “Guarantee Agreement”).
     Under the Swap Agreement, Telenor East makes payments to, or receive payments from, ING that reflect the total return on the notional value of the Reference Securities, including receiving amounts equivalent to 85% of the amount of any dividends paid during the term of the Swap Transaction, and Telenor East makes payments to ING equivalent to a floating rate of interest on a notional principal amount equal to the aggregate notional value of the Reference Securities. The Swap Agreement provides only for cash settlement with respect to the Reference Securities. The Swap Agreement provides for optional monthly termination by either party on certain specified dates and terminates in accordance with its terms on June 2, 2010.
     Prior to the Closing Date, the Reference Securities for the Swap Agreement were 2,237,000 OJSC VimpelCom ADSs (equivalent to 111,850 OJSC VimpelCom common shares). ING has informed Telenor East that it tendered into the U.S. Offer the 2,237,000 OJSC VimpelCom ADSs it held to hedge its position in the Swap Transaction. Therefore, in accordance with the terms of the Swap Agreement, following VimpelCom Ltd.’s completion of the Offers, the Reference Securities for the Swap Transaction became 2,237,000 VimpelCom Ltd. ADRs.
     Neither Telenor East nor any of the other Reporting Persons shall have any voting or investment power with respect to any of the Reference Securities, and Telenor East and each of the other Reporting Persons disclaim beneficial ownership of any such securities.
     Other than the Swap Agreement (which incorporates by reference the 2002 ISDA Master Agreement and Schedule dated March 30, 2007 between ING and Telenor East) and the Guarantee, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with ING with respect to the Reference Securities for the Swap Transaction.
     The preceding summary of the Swap Agreement, the Guarantee and the Swap Transaction is not intended to be completed and is qualified in its entirety by reference to the full text of the following agreements, which are hereby incorporated by reference to Exhibits 99.5–99.10:
99.5. Master Confirmation, dated June 2, 2006, between ING and Telenor ASA, a conformed copy of which is attached as Exhibit 99.1 to Amendment No. 36 to the Reporting Persons’ Schedule 13D in respect of OJSC VimpelCom;
99.6. Guarantee Agreement, dated March 30, 2007, between ING and Telenor ASA, a conformed copy of which is attached as Exhibit 99.2 to Amendment No. 41 to the Reporting Persons’ Schedule 13D in respect of OJSC VimpelCom;
99.7. Assignment, Novation and Amendment Agreement, dated March 30, 2007, between ING, Telenor ASA and Telenor East, a conformed copy of which is attached as Exhibit 99.1 to Amendment No. 41 to the Reporting Persons’ Schedule 13D in respect of OJSC VimpelCom;
99.8. Second Amendment Agreement, dated May 11, 2007, between ING and Telenor East, a conformed copy of which is attached as Exhibit 99.1 to Amendment No. 42 to the Reporting Persons’ Schedule 13D in respect of OJSC VimpelCom;
99.9. Third Amendment Agreement, dated March 12, 2008, between ING and Telenor East, a conformed copy of which is attached as Exhibit 99.1 to Amendment No. 48 to the Reporting Persons’ Schedule 13D in respect of OJSC VimpelCom; and

99.10. Fourth Amendment Agreement, dated June 2, 2009, between ING and Telenor East, a conformed copy of which is attached as Exhibit 99.1 to Amendment 50 to the Reporting Persons’ Schedule 13D in respect of OJSC VimpelCom.
     The Reporting Persons may also, from time to time, formulate other plans or proposals regarding VimpelCom Ltd. or its securities to the extent deemed advisable in light of market conditions, subsequent developments affecting VimpelCom Ltd., the general business and future prospects of VimpelCom Ltd., tax considerations, or other factors.
Item 5. Interest in Securities of the Issuer
(a)-(b)
     Telenor Mobile is the direct beneficial owner of 170,487,260 Common Shares, representing approximately 13.1% of VimpelCom Ltd.’s outstanding Common Shares. Telenor East is the direct beneficial owner of 345,091,580 ADRs, representing approximately 26.5% of VimpelCom Ltd.’s outstanding Common Shares. When aggregated, the Reporting Persons’ 515,578,840 Common Shares represent approximately 36.0% of VimpelCom Ltd.’s voting capital. Telenor ASA may be deemed the beneficial owner of, and to have sole power to direct the voting and disposition of, the 515,578,840 Common Shares held by Telenor Mobile and Telenor East.
     To the best of each Reporting Person’s knowledge, none of the persons identified in Item 2 of this Statement is, or may be deemed to be, the beneficial owner of any securities of VimpelCom Ltd.
     Neither the filing of this Statement nor any of its contents will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VimpelCom Ltd. (other than as described in this Item 5) for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.
(c) Except for the transactions described in this Statement, none of the Reporting Persons or, to the best of each Reporting Person’s knowledge, none of the persons identified in Item 2 of the Statement, has engaged in any transactions in the securities of VimpelCom Ltd. during the past 60 days.
(d) Other than the Reporting Persons, to the best of each Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares and ADRs held by Telenor Mobile and Telenor East.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     In addition to the Transaction Agreements and the Swap Agreement described in this Statement, the Reporting Persons may, from time to time in the future, enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the securities of VimpelCom Ltd., which transactions may be significant in amount. These arrangements do not and will not give the Reporting Persons voting or investment control over the securities of VimpelCom Ltd. to which these transactions relate and, accordingly, the Reporting Persons disclaim beneficial ownership of any such securities.
     Except as provided in the documents described in this Statement or as set forth in this Item 6, none of the Reporting Persons, and to the best of each Reporting Person’s knowledge, none of the persons identified in Item 2 of this Statement has entered into any contracts, arrangements, understandings or relationship (legal or otherwise) with any person with respect to any securities of VimpelCom Ltd., including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits

24.1	Power of Attorney, dated May 3, 2010, executed by Pål Wien Espen, Chairman of the Board of Telenor Mobile Communications AS, in favor of Bjørn Hogstad and Ole Bjørn Sjulstad

24.2	Power of Attorney, dated May 3, 2010, executed by Jan Edvard Thygesen, Chairman of the Board of Telenor East Invest AS, in favor of Bjørn Hogstad, Pål Wien Espen and Ole Bjørn Sjulstad

24.3	Power of Attorney, dated May 3, 2010, executed by Jon Fredrik Baksaas, Chairman of the Board of Telenor Mobile Holding AS, in favor of Bjørn Hogstad, Pål Wien Espen and Ole Bjørn Sjulstad

24.4	Power of Attorney, dated May 3, 2010, executed by Jon Fredrik Baksaas, President and Chief Executive Officer of Telenor ASA, in favor of Bjørn Hogstad, Pål Wien Espen and Ole Bjørn Sjulstad

99.1
Joint Filing Agreement, dated May 4, 2010, between Telenor Mobile Communications AS, Telenor East Invest AS, Telenor Mobile Holding AS and Telenor ASA relating to the filing of a joint statement on Schedule 13D

99.2	Share Exchange Agreement, dated October 4, 2009, between and among Telenor Mobile Communications AS, Telenor East Invest AS, Telenor Ukraina I AS, Telenor Ukraina II AS, Telenor Ukraina III AS, Telenor Ukraina IV AS, Telenor Ukraina V AS, Telenor Ukraina VI AS, Telenor Ukraina VII AS, Altimo Holdings & Investments Ltd., Eco Telecom Limited, Altimo Cooperatief U.A., Alpren Limited and Hardlake Limited (incorporated herein by reference to Exhibit 99.2 to Amendment No. 51 to the Reporting Persons’ Schedule 13D in respect of OJSC VimpelCom, filed on October 5, 2009)

99.3	Shareholders Agreement, dated October 4, 2009, between and among VimpelCom Ltd., Telenor East Invest AS, Telenor Mobile Communications AS, Altimo Holdings & Investments Ltd., Eco Telecom Limited, Altimo Cooperatief U.A. and other VimpelCom Ltd. shareholders (incorporated herein by reference to Exhibit 99.3 to Amendment No. 51 to the Reporting Persons’ Schedule 13D in respect of OJSC VimpelCom, filed on October 5, 2009)

99.4	Registration Rights Agreement, dated October 4, 2009, between and among VimpelCom Ltd., Telenor East Invest AS, Telenor Mobile Communications AS, Altimo Cooperatief U.A., Altimo Holdings & Investments Ltd. and Eco Telecom Limited (incorporated herein by reference to Exhibit 99.4 to Amendment No. 51 to the Reporting Persons’ Schedule 13D in respect of OJSC VimpelCom, filed on October 5, 2009)

99.5	Master Confirmation, dated June 2, 2006, between ING and Telenor ASA (incorporated herein by reference to Exhibit 99.1 to Amendment No. 36 to the Reporting Persons’ Schedule 13D in respect of OJSC VimpelCom, filed on June 2, 2006)

99.6	Guarantee Agreement, dated March 30, 2007, between ING and Telenor ASA (incorporated herein by reference to Exhibit 99.2 to Amendment No. 41 to the Reporting Persons’ Schedule 13D in respect of OJSC VimpelCom, filed on March 30, 2007)

99.7	Assignment, Novation and Amendment Agreement, dated March 30, 2007, between ING, Telenor ASA and Telenor East (incorporated herein by reference to Exhibit 99.1 to Amendment No. 41 to the Reporting Persons’ Schedule 13D in respect of OJSC VimpelCom, filed on March 30, 2007)

99.8	Second Amendment Agreement, dated May 11, 2007, between ING and Telenor East (incorporated herein by reference to Exhibit 99.1 to Amendment No. 42 to the Reporting Persons’ Schedule 13D in respect of OJSC VimpelCom, filed on May 11, 2007)

99.9	Third Amendment Agreement, dated March 12, 2008, between ING and Telenor East (incorporated herein by reference to Exhibit 99.1 to Amendment No. 48 to the Reporting Persons’ Schedule 13D in respect of OJSC VimpelCom, filed on June 2, 2008)

99.10	Fourth Amendment Agreement, dated June 2, 2009, between ING and Telenor East (incorporated herein by reference to Exhibit 99.1 to Amendment No. 50 to the Reporting Persons’ Schedule 13D in respect of OJSC VimpelCom, filed on June 2, 2009)

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.
Dated: May 4, 2010

TELENOR MOBILE COMMUNICATIONS AS
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR EAST INVEST AS
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR MOBILE HOLDING AS
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact

TELENOR ASA
By	/s/ Bjørn Hogstad
	Name:	Bjørn Hogstad
	Title:	Attorney-in-fact